

Mail Stop 7010

March 23, 2009

via U.S. mail and facsimile

Mark V. McDonough, CFO
Taylor Devices, Inc.
90 Taylor Drive
P.O. Box 748
N. Tonawanda, New York 14120-0748

> **RE: Taylor Devices, Inc.**
> **Form 10-KSB for the Fiscal Year Ended May 31, 2008**
> **Filed August 21, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended August 31, 2008 and**
> **November 30, 2008**
> **File No. 0-3498**

Dear Mr. McDonough:

We have reviewed your response letter dated March 13, 2009, and have the following additional comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended May 31, 2008

Item 6. Management's Discussion and Analysis or Plan of Operation, page 12

1. We note the disclosures you intend to include in future filings in response to comment 1 in our letter dated February 17, 2009. It is unclear how the disclosures you have provided for your four identified critical estimates adequately explains to investors the uncertainties involved in your application of your stated accounting policy. Specifically for each critical estimate, your disclosures should address the following, as applicable:
    *   The factors considered in arriving at your estimate;
    *   The accuracy of your historical estimates/assumptions;
    *   The amount by which the estimate/assumption has changed in the past; and

- The amount by which it is reasonably likely your estimate/assumption could change in the future.

Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

21. Business Combination, page 40

2. We note from your responses to the 1st and 4th bullets in comment 9 in our letter dated February 17, 2009, that the difference between the acquisition costs and the value of the assets and liabilities acquired from the acquisition of the remaining 77% equity of Developments is $288,273. We further note that in addition to acquiring $875,959 in cash you also acquired the remaining 42% equity interest of Tayco Realty. We note from your presentation of net assets acquired, the 42% equity interest of Tayco Realty acquired has been assigned a value of $412,652, which represents the value of Tayco Realty's minority interest recognized on your balance sheet prior to the acquisition. Paragraph 44 of SFAS 141 states, "In some cases, the sum of the amounts assigned to assets acquired and liabilities assumed will exceed the cost of the acquired entity *(excess over cost* or *excess)*. That excess shall be allocated as a pro rata reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets relating to pension or other postretirement benefit plans, and (e) any other current assets." Based on this guidance, it is unclear why you did not apply the $288,273 remaining excess of net assets acquired over costs to the 42% equity interest in Tayco Realty that you acquired in your acquisition of Developments. In this regard, we note that Tayco Realty has fixed assets that could be written down up to the 42% acquired from Developments. Please advise.

3. We note your response to the first bullet in comment 9 in our letter dated February 17, 2009. Specifically, we note that you concluded that the gain you recognized during the fourth quarter of fiscal year 2008 for your acquisition of the remaining 77% equity in Developments should have been $288,273 rather than $406,157. Please provide us with your detailed assessment of the materially of this error in accordance with the guidance in SAB Topics 1:M and 1:N. Please note that if you determine the entire extraordinary gain was recognized in error based on the comment above, please ensure your materiality assessment is based on the full amount of the error.

4. We note the disclosures you intend to include in future filings for your acquisition of the 77% equity interest in Developments included in your response to the fourth bullet in comment 9 in our letter dated February 17, 2009. We further note your response to the sixth bullet in comment 9 in our letter dated February 17, 2009. It remains unclear how your draft disclosure adequately addresses the concern we raised in the sixth bullet to our comment. Please clearly explain to us why you have disclosed that you issued 290,361 shares of your common stock to effect this transaction. In this regard, it would appear that you should have issued 759,611 shares of your common stock to holders of Developments' common stock and received 697,567 shares of your common stock held by Development for a net issuance of 62,044 shares of common stock based on your disclosures in your fiscal year 2008 Form 10-KSB, your Form S-4 for the transaction and your response letter filed on EDGAR on March 13, 2009. If this assessment is correct, please disclose as such in future filings. Refer to paragraph 51.d. of SFAS 141 for guidance. Otherwise, please provide us with a detailed explanation as to why our assumption regarding the shares issued and received in this transaction is incorrect.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Results of Operations, page 7

5. We note your response to comment 12 in our letter dated February 17, 2009. In your third quarter of fiscal year 2009 Form 10-Q, please provide investors with a detailed explanation for the reasons you recognized a $180,000 increase in your allowance for doubtful accounts during the second quarter of fiscal year 2009. Please also disclose that this amount was reversed during the third quarter of fiscal year 2009 along with an explanation as to the impact to your third quarter of fiscal year 2009 operating income. Please provide us with the disclosures you intend to include in your next Form 10-Q.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief